Digital Mailbox, Inc.



ANNUAL REPORT

910 19th St.,

SANTA MONICA, CA 90403

(213) 369-1400

www.Zipinmail.com

This Annual Report is dated April 20, 2023.

BUSINESS

Digital Mailbox, Inc. dba Zipinmail ("Zipinmail" or "Digital Mailbox" or the "Company") is a C Corporation organized under the laws of the State of Delaware on March 31, 2021

Our vision is to save the trees and preserve nature for future generations. Our mission is to get rid of paper mail and implement a virtual global postal system.

Paper mail is a cumbersome process for consumers. Businesses spend billions of dollars every year without proper measurement metrics or ROI. We kill millions of trees for paper mail and almost all of it is thrown in the trash.

Our solution is to take the physical mailbox to the cloud. Zipinmail has created an open, end-to-end virtual mailbox platform to send and receive mail using a mailing address, without email or sharing links.

We started a detailed market trial in March 2023 and Consumers can now access all their mailboxes on their cell phones. Businesses can send their mail virtually using the same residential and commercial addresses. There is no paper, printing, mailing, or scanning by a service provider in the middle. Zipinmail will save the trees and preserve nature for our children and grandchildren.

Zipinmail plans to generate revenues from:
a) Subscription Plans:
Basic: $100/mo; includes one zip code for Mass Zipinmail and Coupon Publication

Premium: $350/mo; includes 4 zip codes for Mass Zipinmail and Coupon Publication
Enterprise (custom pricing)
b) Mass Zipinmail: Businesses can select their audience, design a template, and blast by zip code for just $50 per zip code in excess of their plan limit. Businesses will save more than 90% of the cost of direct mail.
c) Coupon Management: Businesses can publish coupons by zip code for just $25 per zip code in excess of plan limit.
d) Cash Rewards: Businesses can give cash rewards to their target audience as an incentive to click their Zipinmail
e) Other Revenues (future products in the pipeline): Certified Mail, Digital PO Box, Digital Notary, Digital Mail-In Ballots, and Digital Currency.

Our initial target market is all businesses that send direct mail to consumers.
Zipinmail is free for consumers.

The Company's Intellectual Property ("IP"):
The Company has filed for a PCT Application (Global Patent Application) on December 10, 2021 for a Virtual Mailbox Platform to send and receive mail using a mailing address. The patent has been assigned to the Company. PCT Application Number: PCT/US21/62962; Also, filed for US Accelerated Examination on 3/11/22.

1. Businesses burn over $300 billion every year for paper mail: This is made up of a few numbers and estimates:
a. Cost of paper used by companies: $120 billion
i. https://www.tonerbuzz.com/facts about-paper/#:~:text=The%20U.S.%20cuts%20down%20approximately,every%20year%20in%20the%20US.
ii. Scroll down to section: Paper in Business and bullet # 2
b. Postage cost (USPS Form 10K report – see above): $41 billion
c. Printing and Labor Cost: $140 billion (calculated cost: real cost is significantly higher): https://www.postgrid.com/direct-mail-marketing-costs/ (see cost of printing, copywriting, design, templates, professionals, formatting, ink et al)
d. Shipping and Handling: $20 billion (calculated cost: real cost is significantly higher): https://drive.google.com/file/d/10bWV04UmUe0fPFFvJ54P-ADIAbe2wOn7/view?usp=sharing
e. Total: $321 billion
2. '........and almost all of it is thrown in the trash':
https://www.usi.edu/recycle/paper-recycling-facts/
a) The average household throws away 13,000 separate pieces of paper each year.
b) Americans use 85,000,000 tons of paper a year; about 680 pounds per person.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $100,000.00

Number of Securities Sold: 10,000,000

Use of proceeds: Founder's Shares, Par value is $.01/share

Date: September 24, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $100,000.00

Number of Securities Sold: 2,500,000

Use of proceeds: Founder's Shares

Date: September 24, 2021

Offering exemption relied upon: Section 4(a)(2)

Name: Non-Qualified Stock Options

Type of security sold: Equity

Final amount sold: $585,836.00

Number of Securities Sold: 390,557

Use of proceeds: Equity compensation

Date: Dec 31, 2022

Offering exemption relied upon: 506(c)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

How long can the business operate without revenue:

The Company is funded to-date by the founder and dependent on the founder for survival until the company raises capital from outside sources and/or generates revenues. Currently, we can operate for 15 months without revenue generation. This is based on a current monthly burn rate of $30k per month for expenses related to product development, sales & marketing.

Foreseeable major expenses based on projections:

Our projected expenses for the foreseeable future are:

a) Sales & marketing: Year 1: $1.65M; Year 2: $6M; Year 3: $12.75M

b) Product development and maintenance costs: Year 1: $540K; Year 2: $919K; Year 3: $1.32M

c) General & Administrative Costs: Year 1: $266K; Year 2: $750K; Year 3: $1.2M

Future operational challenges:

Challenges:

1. Raising Capital

2. Building our Sales & Marketing Team when the economy is almost in full employment.

Future challenges related to capital resources:

We are a consumer facing technology. Marketing to consumers requires a lot of capital. Once we secure a consumer, they are likely to be permanent customers because this is their Virtual Mailbox. We believe our operating costs are low and profit margins are very high (65% to 80%), so we believe we will be a cash cow after we invest in consumer acquisition cost.

Future milestones and events:

1. First Milestone: We just reached our first milestone of building and launching our product. Our product is live in iOS, Android, PC, MAc, Web and all browsers globally. I came up with the vision in Feb 2021, incorporated as a Delaware C Corporation on March 31, 2021 and started a detailed market trial in South Bay, California in March, 2023.

2. Capital: Our second milestone is to raise capital. We have raised a total of $950,000 to date, filed a global patent, built the product and team, and started a detailed market trial in March 2023. We are currently seeking $2,000,000 to execute our market trial and prove our business model.

3. Sales & Marketing: We are currently doing very little marketing due to limited budget. As soon as we raise capital, our first task at hand is to ramp up our sales & marketing efforts. We intend to start our marketing campaign immediately upon funding and will continue to ramp up and expand our geographic reach.

4. Team Building: As we raise capital and generate revenues, we will continue to expand our product development, sales, marketing & operations teams. We intend to start hiring sales reps immediately upon funding. Team building will be ongoing based on funding and revenues generated by the company.

Every milestone above will have significant positive impact on the growth & development of

Zipinmail.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $238,028.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Vijay Chetty

Vijay Chetty's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President & CEO

Dates of Service: March, 2021 - Present

Responsibilities: Responsible for all aspects of the business. Vijay does not currently receive a salary

Position: Chief Financial Officer

Dates of Service: March, 2021 - Present

Responsibilities: Responsible for managing all financial aspects of the company. He works full-time for Zipinmail, approximately 40 hours per week

Position: Secretary

Dates of Service: March, 2021 - Present

Responsibilities: Responsible for all legal and administrative aspects of the company

Position: Chairman of the Board

Dates of Service: July, 2021 - Present

Responsibilities: Running the Board of Directors Meetings

Other business experience in the past three years:

Employer: Click & Clear Communications

Title: President & CEO

Dates of Service: September, 2013 - Present

Responsibilities: While responsible for all aspects of the business, spends less than an hour a week in managing Click & Clear Communications

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Vijay Chetty
Amount and nature of Beneficial ownership: 10,000,000
Percent of class: 99.0

Stockholder Name: Start Engine Investors
Amount and nature of beneficial ownership: 91,718
Percent of class: 1.0

Title of class: Preferred Stock
Stockholder Name: Vijay Chetty
Amount and nature of Beneficial ownership: 2,500,000
Percent of class: 100.0

RELATED PARTY TRANSACTIONS

The company has not conducted any material related party transactions

OUR SECURITIES

The company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 713,333 of Common Stock.

Common Stock

The amount of security authorized is 20,000,000 with a total of 10,091,718 outstanding.

Voting Rights

Common Stock Voting Rights 1: 1

Material Rights

Total Common Stock outstanding on a fully-diluted basis (15,137,577) includes the Series F Preferred Stock on a fully converted/diluted pre-money basis, but does not include stock options reserved but not issued, as the number of stock options to be issued has not yet been exercised or finalized. The Company estimates it will be issuing between 400,000 to 600,000 stock options based on the stock price and meeting certain milestones.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 2,500,000 outstanding.

Voting Rights

Votes in par with Common Stockholders on a fully converted basis

Material Rights

1. Voting Rights: Series F Preferred stock votes in par with common on a fully converted basis.

2. Participating Dividends: Participates in dividends with common on a fully converted basis

3. Liquidation: Series F Preferred stockholders shall be entitled to be paid out of the assets of the corporation available for distribution on parity with the holders of common stock

4. Majority of Series F Preferred stockholders must approve:

a) issuance of any other class of securities

b) merger, corporate reorganization, sale of control or any transaction in which all or substantially all of the assets of the corporation are sold

c) amendment, alteration, modification or repeal of the Certificate of Incorporation

d) certificate of designation or the by-laws of the Corporation, including the amendment of the Certificate of Incorporation by the adoption or amendment of any Certificate of Designation or similar document, or amend the organizational documents of any Subsidiary;

(e) redeem or repurchase any series of stock of the Corporation;

(f) increase the authorized number of directors constituting the Board;

(g) enter into any exclusive license, lease, sale, distribution or other disposition of the Corporation's products or intellectual property;

(h) declare bankruptcy, dissolve, liquidate or wind up the affairs of the Corporation or any Subsidiary of the Corporation;

(i) acquire in any transaction or series of related transactions, all of the stock or any material assets of another Person.

5. Conversion: Series F Preferred stock constitutes 33.33% of the common stock of the company on a fully converted basis.

6. The Company has raised a total of $335,000 by issuing a Convertible Note with liquidation preference and 10% interest.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the technology and software services industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $106,999.50 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service While we offer a variety of services within our Virtual Mailbox Platform, all categories of revenues generated within our virtual mailbox platform are dependent on our ability to sell the Virtual Mailbox Platform to consumers and businesses. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Digital Mailbox, Inc., dba Zipinmail was formed on March 31, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Digital Mailbox, Inc., dba Zipinmail has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Virtual Mailbox is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns a pending patent, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on our company or our key vendors or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 20, 2023.

Digital Mailbox, Inc.

By /s/ *Vijay Chetty*

Name: <u>Digital Mailbox, Inc., dba Zipinmail</u>

Title: Founder & CEO

Exhibit A

FINANCIAL STATEMENTS

Management Report

Digital Mailbox, Inc., dba Zipinmail
For the years ended December 31, 2022 & 2021



Prepared by

Digital Mailbox, Inc., dba Zipinmail

Prepared on

April 19, 2023

Table of Contents

CEO Certification 3

Statement of Equity..4

Balance Sheet Comparison 5

Profit and Loss Comparison 6

Statement of Cash Flows..8

Notes to Financial Statements-2021 & 2022-Digital Mailbox, Inc., dba Zipinmail...9

CEO Certification

1, Vijay Chetty, the Founder, CEO and Chairman of the Board of Digital Mailbox, Inc., dba Zipinmail, hereby certify that the financial s1atements of Digital Mailbox, Inc., dba Zipinmail and notes thereto for the periods ending December 31, 2022 and December 31, 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2021, the amounts reported on our tax returns were total income of$ 0.00 taxable income of $0.00 and total tax of$0.00

Digital Mailbox, Inc., dba Zipinmail has not yet filed its federal tax return for 2022.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 31st of March 2023

(Signature)

Founder + CEO _(Title)_

3/31/23 _(Date)_

Statement of Equity

Digital Mailbox, Inc., dba Zipinmail
Statement of Equity
For the period ended December 31, 2022

	Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Earnings (Deficit)	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount			
Inception	-	$ -	-	$ -	$ -	$ -	$ -
Issuance of founders stock	2,500,000	100,000	10,000,000	100,000	-	-	200,000
Shares issued for services	-	-	-	-	1,672	-	1,672
Contributed capital	-	-	-	-	159,303	-	159,303
Net income (loss)	-	-	-	-	-	(90,542)	(90,542)
Total Equity @ 12/31/2021	2,500,000	$100,000	10,000,000	$100,000	$ 160,975	$ (90,542)	$ 270,433
Shares issued for services	-	-	-	-	-	-	-
Shares issued for cash	-	-	91,718	103,045	-	-	103,045
Contributed capital	-	-	-	-	164,601	-	164,601
Convertible Note	357,333	335,000	-	-	-	-	335,000
Stock option compensation	-	-	-	-	585,836	-	585,836
Net income (loss)	-	-	-	-	-	(862,387)	(862,387)
Total Equity @ 12/31/2022	2,857,333	$435,000	10,091,718	$203,045	$ 911,412	$ (952,929)	$ 596,528

Balance Sheet Comparison

As of December 31, 2022

	Total	
	As of Dec 31, 2022	As of Dec 31, 2021 (PY)
ASSETS		
Current Assets		
Bank Accounts		
SVB-Checking (9964)	238,027.52	1,328.29
Total Bank Accounts	**238,027.52**	**1,328.29**
Total Current Assets	**238,027.52**	**1,328.29**
Fixed Assets		
Accumulated depreciation	-37,086.00	-18,543.00
Improvements	92,714.70	92,714.70
Total Fixed Assets	**55,628.70**	**74,171.70**
Other Assets		
Patents, copyrights, & franchises	18,912.00	22,905.00
Security deposits	5,787.00	0.00
Startup & organizational costs	0.00	0.00
Accumulated Amortization-Intangible Assets	-123,732.00	-47,019.00
R & D - SW Development Costs	478,009.81	247,899.81
Total Startup & organizational costs	**354,277.81**	**200,880.81**
Total Other Assets	**378,976.81**	**223,785.81**
TOTAL ASSETS	**$672,633.03**	**$299,285.80**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	66,355.00	28,853.00
Total Accounts Payable	**66,355.00**	**28,853.00**
Credit Cards		
Capital One Visa CnC	1,652.52	0.00
Credit Card Payable-Costco Citibank	4,671.58	0.00
Silicon Valley Bank-Vijay Chetty (0637) - 1	3,427.89	0.00
Total Credit Cards	**9,751.99**	**0.00**
Total Current Liabilities	**76,106.99**	**28,853.00**
Total Liabilities	**76,106.99**	**28,853.00**
Equity		
Additional paid in capital	1,549,455.79	360,975.70
Retained Earnings	-90,542.90	0.00
Net Income	-862,386.85	-90,542.90
Total Equity	**596,526.04**	**270,432.80**
TOTAL LIABILITIES AND EQUITY	**$672,633.03**	**$299,285.80**

Profit and Loss Comparison

January - December 2022

	Total	
	Jan - Dec 2022	Jan - Dec 2021 (PY)
INCOME		
Total Income		
GROSS PROFIT	**0.00**	**0.00**
EXPENSES		
Advertising & marketing	0.00	0.00
Consulting Fees-Sales & Marketing	36,262.41	0.00
Digital Marketing	34,184.93	2,309.90
Email Marketing	8,900.85	0.00
Networking & Promotions	30,169.41	0.00
Printing Cost-Marketing	1,392.13	0.00
Social media	5,857.67	0.00
Total Advertising & marketing	**116,767.40**	**2,309.90**
Business licenses	461.83	0.00
Consulting - Sales & Marketing	585,835.00	0.00
Entertainment	1,165.94	0.00
General business expenses	0.00	0.00
Bank fees & service charges	25.00	0.00
Cost of Raising Capital	17,869.94	0.00
Memberships & subscriptions	4,714.42	0.00
Office/General Administrative Expenses	702.18	0.00
Total General business expenses	**23,311.54**	**0.00**
Insurance	0.00	0.00
Business insurance	149.45	0.00
Total Insurance	**149.45**	**0.00**
Interest paid	0.00	0.00
Credit card interest	310.93	0.00
Total Interest paid	**310.93**	**0.00**
Legal & accounting services	0.00	0.00
Accounting fees	2,145.00	0.00
Consulting Fees	157.95	21,797.00
Legal Fees	22,644.50	244.00
Total Legal & accounting services	**24,947.45**	**22,041.00**
Meals	0.00	0.00
Meals with clients	1,811.48	0.00
Travel meals	268.50	0.00
Total Meals	**2,079.98**	**0.00**
Office expenses	0.00	0.00
Merchant account fees	398.88	0.00
Office supplies	959.39	0.00
Printing & photocopying	34.56	0.00
Shipping & postage	76.06	0.00

	Total	
	Jan - Dec 2022	Jan - Dec 2021 (PY)
Software & apps	2,598.22	630.00
Total Office expenses	**4,067.11**	**630.00**
Supplies	0.00	0.00
Supplies & materials	1,660.97	0.00
Total Supplies	**1,660.97**	**0.00**
Travel	0.00	0.00
Airfare	1,707.33	0.00
Hotels	1,977.98	0.00
Taxis or shared rides	11.96	0.00
Total Travel	**3,697.27**	**0.00**
Utilities	0.00	0.00
Phone service	359.43	0.00
Total Utilities	**359.43**	**0.00**
Total Expenses	**764,814.30**	**24,980.90**
NET OPERATING INCOME	-764,814.30	-24,980.90
OTHER EXPENSES		
Amortization expenses	76,713.00	47,019.00
Depreciation	18,543.00	18,543.00
Vehicle expenses	0.00	0.00
Parking & tolls	334.43	0.00
Vehicle gas & fuel	706.55	0.00
Vehicle insurance	1,254.62	0.00
Vehicle wash & road services	20.95	0.00
Total Vehicle expenses	**2,316.55**	**0.00**
Total Other Expenses	**97,572.55**	**65,562.00**
NET OTHER INCOME	-97,572.55	-65,562.00
NET INCOME	**$ -862,386.85**	**$ -90,542.90**

Statement of Cash Flows

January - December 2022

	Total
OPERATING ACTIVITIES	
Net Income	-862,386.85
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accumulated depreciation	18,543.00
Accounts Payable (A/P)	37,502.00
Capital One Visa CnC	1,652.52
Credit Card Payable-Costco Citibank	4,671.58
Silicon Valley Bank-Vijay Chetty (0637) - 1	3,427.89
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**65,796.99**
Net cash provided by operating activities	**-796,589.86**
INVESTING ACTIVITIES	
Patents, copyrights, & franchises	3,993.00
Security deposits	-5,787.00
Startup & organizational costs:Accumulated Amortization-Intangible Assets	76,713.00
Startup & organizational costs:R & D - SW Development Costs	-230,110.00
Net cash provided by investing activities	**-155,191.00**
FINANCING ACTIVITIES	
Additional paid in capital	1,188,480.09
Net cash provided by financing activities	**1,188,480.09**
NET CASH INCREASE FOR PERIOD	**236,699.23**
Cash at beginning of period	1,328.29
CASH AT END OF PERIOD	**$238,027.52**

Notes to Financial Statements-2021 & 2022-Digital Mailbox, Inc., dba Zipinmail

NOTE 1 – NATURE OF OPERATIONS

Digital Mailbox, Inc., dba Zipinmail was formed on March 31, 2021(“Inception”) in the State of Delaware. The financial statements of Digital Mailbox, Inc., dba Zipinmail (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Santa Monica, California.

Digital Mailbox, Inc., dba Zipinmail is a Virtual Mailbox platform to deliver mail digitally to a mailing address. The Company’s vision is to save the trees and preserve our nature for future generations. The Company’s mission is to get rid of paper mail and implement a virtual global postal system. This Virtual Mailbox platform will save time and money for both consumers and businesses and digitize the paper mail system.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2021. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from operations when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) the money is received or the collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company has issued 'Convertible Note' that converts to 357,333 Series A Preferred stock as of December 31, 2022. The Convertible Note accrues simple interest at the rate of 10% per annum until the date of conversion. The Note converts to Series A Preferred stock upon meeting certain milestones. The Convertible Note has 'Liquidation Preference' and in case of liquidation, the Convertible Note holders will be paid first out of the liquidation proceeds, even before the Founder/s or Common Stockholders.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 20,000,000 (twenty million) shares of our common stock with par value of $0.01. As of December 31, 2022 the company has currently issued 10,091,718 shares of our common stock. We have authorized the issuance of 5,000,000 (five million) shares of our preferred stock with par value of $0.01. As of December 31, 2022 the company has currently issued 2,500,000 shares of Series F Preferred Stock (Founders Stock). Series F Preferred stock constitutes 33.33% of the total outstanding equity of the Company on a fully converted basis at any given time.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no material Related Party Transactions

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022 through April 15, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Vijay Chetty, Principal Executive Officer of Digital Mailbox, Inc., hereby certify that the financial statements of Digital Mailbox, Inc. included in this Report are true and complete in all material respects.

Vijay Chetty

Founder & CEO